SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Announcement Regarding Partnership to Operate New Lithium-Ion Battery Recycling Facility in Ohio

On January 27, 2022, Li-Cycle Holdings Corp. (the “Company”) announced the development of the Ohio Spoke on site at the Ultium Cells LLC (“Ultium”) battery cell manufacturing mega-factory in Warren, Ohio. Ultium plans to construct a new building for the Ohio Spoke, where the Company expects to install and operate its proprietary spoke technology and equipment after construction is complete. The Ohio Spoke is expected to have a recycling capacity of 15,000 tonnes per year and is expected to be operational in early 2023. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

Announcement Regarding Financial Results

On January 27, 2021, the Company issued a press release announcing its results for its fourth quarter and year ended October 31, 2021. A copy of the press release is attached as Exhibit 99.2 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release, dated January 27, 2022.

99.2	Press Release, dated January 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: January 27, 2022